Mail Stop 6010

September 29, 2006

Mr. Sten Daugaard
Chief Financial Officer
SGL Carbon Aktiengesellschaft
Rheingaustrasse 182
D-65203 Wiesbaden
Germany

> **Re:** **SGL Carbon Aktiengesellschaft**
> **Form 20-F**
> **Filed May 2, 2006**
> **File No. 001-14398**

Dear Mr. Daugaard:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Item 15. Controls and Procedures, page 112

1.   We note your disclosure that your principal executive officer and principal
        financial officer have evaluated your disclosure controls and procedures as of a
        date within 90 days prior to the date of the annual report. Please confirm to us
        that management's conclusion regarding the effectiveness of your disclosure
        controls and procedures is as of the end of the period covered by the annual report
        and revise future filings to properly disclose the same. Refer to Item 307 of
        Regulation S-K and Part III.F of Management's Reports on Internal Control Over
        Financial Reporting and Certification of Disclosure in Exchange Act Periodic
        Reports, Release No. 33-8238, available on our website at
        www.sec.gov/rules/final/33-8238.htm.

2.   We note your disclosure that management has concluded that your disclosure
        controls and procedures are effective "to ensure that information required to be
        disclosed in [your] annual report is recorded, processed, summarized and reported
        within the time periods specified in the rules and forms of the Securities and
        Exchange Commission. The language that is currently included after the word
        "effective" in your disclosure appears to be superfluous, since the meaning of
        "disclosure controls and procedures" is established by Rule 13a-15(e) of the
        Exchange Act. Please remove the language in your future filings or revise the
        disclosure so that the language that appears after the word "effective" is
        substantially similar in all material respects to the language that appears in the
        entire two-sentence definition of "disclosure controls and procedures" set forth in
        Rule 13a-15(e).

3.   We note your statement that your management concluded that "as of the end of
        the period covered by [the] report, [your] disclosure controls and procedures
        provide reasonable assurance of achieving their objectives." Please revise future
        filings to state clearly, if true, that your disclosure controls and procedures are
        designed to provide reasonable assurance of achieving their objectives and that
        your principal executive officer and principal financial officer concluded that your
        disclosure controls and procedures are effective at that reasonable assurance level.
        In the alternative, remove the reference to the level of assurance of your
        disclosure controls and procedures. Please refer to Section II.F.4 of
        Management's Reports on Internal Control Over Financial Reporting and
        Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No.
        33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

4.   We note your disclosure that there were "no significant changes in [your] internal
        controls or in other factors that could significantly affect internal controls
        subsequent to the date of the evaluation." To the extent that your disclosure was

provided to address Item 308(c) of Regulation S-K which requires disclosure of any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please note that the need for disclosure is not limited to significant changes that could affect your internal control over financial reporting subsequent to the date of your evaluation. Please correct the disclosure in future filings to address all changes or advise us.

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6

5.　We note that you present an amount for cash and cash equivalents as at December 31, 2004 of €195.5 million which includes restricted cash and cash equivalents of €128.0 million. However, we note that on page F-11 you define cash and cash equivalents as cash on hand, checks, balances with the German central bank, and unrestricted bank balances whose original term is three months or less.
- Since that definition excludes restricted cash and cash equivalents, please tell how your presentation complies with IAS 7.
- As necessary, consistent with paragraph 45 of IAS 7, in future filings revise the note on page 11 to also include a definitive statement describing the components of cash and cash equivalents used for purposes of presenting your statements of cash flows.

6.　We note that you present cash provided by operating activities before payments for antitrust proceedings. Please tell us the purpose and usefulness of this presentation. Please refer to paragraphs 83 -84 and BC 13 of IAS 1 as well as Question 28 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, prepared by Staff Members in the Division of Corporation Finance and found on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Note 1. Summary of Accounting Policies, page F-8

Basis of Presentation, page F-8

7.　We note your disclosure on this page that the "consolidated financial statements of SGL Carbon have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as applied in the European Union (EU)." This statement appears inconsistent with disclosure made throughout the filing and in the auditors' reports, which indicate that you have prepared your financial statements in accordance with IFRS. Please refer to paragraph 14 of IAS 1 and address the following:

- Tell us the generally accepted accounting principles under which you prepared the financial statements. That is, please clarify whether you used IFRS as issued by the International Accounting Standards Board, IFRS as endorsed by the European Union, or another basis of GAAP.
- Discuss why you refer to IFRS as <u>applied</u> in the EU and not as endorsed or adopted by the EU.
- If you used IFRS as endorsed by the EU to prepare your financial statements, please have your auditors explain to us why they refer to IFRS in their audit report and not IFRS as endorsed by the EU.
- Similarly, discuss why you refer to IFRS throughout the financial statements, and not IFRS as endorsed by the EU.

Consolidation Methods, page F-8

8.   We note your disclosure that for "one subsidiary with a different balance sheet date, interim financial statements were used." Please explain to us how you complied with the requirements of paragraphs 26 and 27 of IAS 27 when consolidating this subsidiary.
- Explain why it was impracticable to use the same reporting date for the financial statements of the parent and its subsidiaries when preparing your consolidated financial statements.
- Describe any material adjustments you made to the subsidiary's financial statements for the effects of significant transactions or events that occur between the date of its financial statements and the date of the parent's financial statements.
- Tell us the reporting date of the subsidiary and confirm to us that the length of the reporting periods, as well as any differences in the reporting dates, have been the same from period to period.
- In future filings please revise the note to include similar disclosure clarifying how your accounting complies with the guidance.

Note 3. Retrospective Restatements, page F-13

9.   In future filings, when applying paragraph 42 of IAS 8, since IAS 33 applies to your company, please disclose for each prior period presented, to the extent practicable, the amount of your correction or errors for basic and diluted earnings per share. Please refer to paragraph 49(b)(ii) of IAS 8.

Note 19. Equity, page F-25

10.   In future filings please include all of the disclosures required by paragraph 76(a)(i) – (vii) of IAS 1 related to your share capital, or tell us why you are not required to provide them.

Note 26. Information Concerning Financial Instruments, page F-35

11.   Please disclose in future filings, for your financial liabilities and derivative financial instruments, consistent with paragraph 27 of IFRS 7, the methods and assumptions applied in determining fair values.

Derivative Financial Instruments, page F-36

12.   Please provide in future filings the disclosures required by paragraphs 40 – 41 of IFRS 7 related to market risk sensitivity, or tell us why you are not required to provide this information.

Note 30. Management and Employee Stock Option Programs, page F-41

Stock Appreciation Rights Plan 2005 (SAR Plan 2005), page F-45

13.   We note the disclosure on page F-47 that equity instruments granted under the plan in 2005 were valued by an independent financial services provider. Please note that if you intend to incorporate your Form 20-F by reference into any registration statement, you will be required to identify the appraisal firm in the "Experts" section and include its consent in the registration statement. If true, you may revise the disclosure in future filings to clearly indicate that management is responsible for the valuation and that management considered a number of factors, including valuations or appraisals, when estimating fair value.

Note 31. Exemption in Accordance with Article 264 Paragraph 3 of the German Commercial Code, page F-47

14.   With a view towards disclosure, please tell us the nature of the exemption to which you refer in this disclosure and how the exemption impacted the consolidated financial statements.

Note 34. Significant Differences Between International Financial Reporting Standards ("IFRS) and United States Generally Accepted Accounting Principles (U.S. GAAP), page F-49

g) Revenue Recognition, page F-54

15.   We note that under U.S. GAAP you deferred the profit of the Audi parts. Please tell us how the deferral of the net profit versus deferring the gross revenue and related cost of goods sold is in accordance with U.S. GAAP. Refer to SAB 104 and EITF 00-21 as necessary. Additionally, please provide us with a quantitative analysis of deferring the revenue on a gross versus net basis.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-6010. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lynn Dicker at (202) 551-3616 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Kate Tillan
Assistant Chief Accountant